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                                                                   Exhibit 10(i)


     INDEPENDENT AUDITORS' CONSENT

     We consent to the use in this Post Effective Amendment No. 2 to the Registration Statement No. 33-64879 of New England Variable Annuity Separate Account (the "Separate Account") of New England Life Insurance Company (the "Company") of our reports dated April 17, 1998 and February 17, 1998, on the financial statements of the Separate Account and the Company for the years ended December 31, 1997 and 1996 appearing in the Statement of Additional Information (which expressed unqualified opinions and, with respect to the Company, includes an explanatory paragraph referring to the change in the basis of accounting and the change in corporate organization), which is part of such Registration Statement.

     We also consent to the reference to us under the heading "Experts" in such Statement.



     DELOITTE & TOUCHE LLP
     Boston, Massachusetts
     April 28, 1998